Exhibit I-2

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and most of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

FOR IMMEDIATE RELEASE

Hitachi and Hitachi Medical Announce Making Hitachi Medical

a Wholly-Owned Subsidiary of Hitachi via a Share Exchange

Tokyo, February 6, 2014—Hitachi, Ltd. (TSE: 6501; “Hitachi”) and Hitachi Medical Corporation (TSE: 6910; “Hitachi Medical”) determined on January 30, 2014 the method for making Hitachi Medical a wholly-owned subsidiary of Hitachi to be a share exchange with Hitachi as the wholly-owning parent company and Hitachi Medical as the wholly-owned subsidiary (the “Share Exchange”). They today announced that they have reached agreement on the exchange ratio, the effective date and other detailed matters of the Share Exchange and that they have concluded a share exchange agreement (the “Share Exchange Agreement”).

Both companies plan to implement the Share Exchange without obtaining approval by resolution of a General Meeting of Shareholders, with Hitachi using a simplified share exchange (kani kabushiki kokan) procedure pursuant to Article 796, Paragraph 3 of the Companies Act of Japan, and Hitachi Medical using a short-form share exchange (ryakushiki kabushiki kokan) procedure pursuant to Article 784, Paragraph 1 of the Companies Act of Japan.

Hitachi Medical shares will be delisted on February 26, 2014 (the final trading date will be February 25, 2014) prior to the effective date of the Share Exchange (March 1, 2014).

1.	Purpose of Making Hitachi Medical a Wholly-Owned Subsidiary via the Share Exchange

As announced in its news release “Hitachi Commences Tender Offer for the Shares of Its Subsidiary, Hitachi Medical” on November 13, 2013 (the “Tender Offer News Release”), Hitachi conducted a tender offer for all of the issued shares of Hitachi Medical (exclusive of Hitachi Medical shares directly owned by Hitachi and treasury shares owned by Hitachi Medical) from November 14 to December 19, 2013, to make Hitachi Medical a wholly-owned subsidiary (the “Tender Offer”).

In addition, as announced in their news release “Hitachi and Hitachi Medical Announce Share Exchange as Method of Making Hitachi Medical a Wholly-Owned Subsidiary of Hitachi” on January 30, 2014 (the “Scheme Determination News Release”), Hitachi and Hitachi Medical determined the method for making Hitachi Medical a wholly-owned subsidiary of Hitachi to be the Share Exchange, based on the results of the Tender Offer and other factors.

The purpose of Hitachi making Hitachi Medical its wholly-owned subsidiary is as already outlined in the Tender Offer News Release and Hitachi Medical’s announcement “ANNOUNCEMENT REGARDING EXPRESSION OF OPINION IN FAVOR OF, AND RECOMMENDATION TO TENDER IN, THE TENDER OFFER BY HITACHI, LTD., OUR CONTROLLING SHAREHOLDER, FOR THE SHARES OF HITACHI MEDICAL CORPORATION” on November 13, 2013, and is restated here as follows.

The Hitachi Group, which consists of Hitachi and its subsidiaries and affiliated companies, is engaged in a broad range of business activities, from development, production and sale of products to the provision of services across the Information & Telecommunication Systems, Power Systems, Social Infrastructure & Industrial Systems, Electronic Systems & Equipment, Construction Machinery, High Functional Materials & Components, Automotive Systems, Digital Media & Consumer Products, Others (logistics, services and others), and Financial Services segments.

In May 2013, Hitachi formulated and announced the “Hitachi Group Vision,” which conveys what the Hitachi Group aims to become in the future and is “Hitachi delivers innovations that answer society’s challenges. With our talented team and proven experience in global markets, we can inspire the world.” Then, in the “2015 Mid-term Management Plan” formulated and announced in May 2013 as an action plan aimed at realizing such Vision, Hitachi is to expand the “Social Innovation Business,” which is composed of “identifying issues from customer perspectives and working on solutions together with customers as ‘One Hitachi’” and “realizing innovations by providing solutions that combine products, services, and highly sophisticated IT (cloud).”

Hitachi views the healthcare sector as an important one in which the Hitachi Group should expand the “Social Innovation Business,” given that it is a sector where there are various challenges to be dealt with, such as aging populations in developed economies and improvement of medical standards in emerging economies, and that it is a sector expected to grow as a future market. Based on this understanding, in October 2013 Hitachi newly established a Healthcare Business Strategy Division to devise a business strategy in the healthcare sector for the entire group.

In order to pursue the “Social Innovation Business” in the healthcare sector within the Hitachi Group going forward, and with an awareness of the general trend towards delivering solutions necessary for improving the quality and volume of medical-related services provided by hospitals and medical practitioners, Hitachi has examined strengthening business in areas such as health screenings and disease prevention, examinations, diagnosis, and treatment, with the following areas as focus growth areas:

(i)	Strengthening sales of disease-specific medical equipment, with a focus on medical equipment centered on existing diagnostic imaging equipment and on information and communication technology (ICT);

(ii)	Promoting collaboration on services relating not only to diagnosis, but also to prevention, treatment, and prognosis, as system directors and consultants would be able to provide comprehensive medical solutions to hospitals and medical practitioners; and

(iii)	Providing solutions and services that contribute to management tasks at hospitals (i.e., making operations and procurement more efficient).

While Hitachi, in order to strengthen business in these areas, considers it necessary to rapidly build a structure for the healthcare sector in which customer solutions provided by the Hitachi Group are unified and in which it is possible to engage in business in a manner that is closely tied to customers, Hitachi Medical has steadily built a customer network in the medical-related market centered on domestic and overseas hospitals, through sales and marketing and other efforts. Accordingly, Hitachi believes that unifying customer solutions within the Hitachi Group, with the network held by Hitachi Medical at its core, would assist in pursuing the “Social Innovation Business” in the healthcare sector of the Hitachi Group.

Meanwhile, Hitachi Medical is a medical equipment manufacturer dealing in research and development, design and manufacturing, and sales and maintenance services for diagnostic imaging equipment centered on products such as diagnostic ultrasound equipment, magnetic resonance imaging (MRI) equipment, diagnostic X-ray equipment, and X-ray CT equipment, and serves as the nucleus of the Hitachi Group healthcare sector.

Hitachi Medical was incorporated in 1949 as an affiliate of Hitachi, after which it became a wholly-owned subsidiary of Hitachi in 1951. Hitachi Medical was listing on the Second Section of Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”) in November 1991 to strengthen the management, such as through strengthening capital procurement capabilities, increasing its credit standing outside the group, improving its profile, and pursuing internal restructuring. In September 1996, Hitachi Medical was listed on the First Section of the Tokyo Stock Exchange. Hitachi Medical has been a consolidated subsidiary of Hitachi since its listing in November 1991 to the present.

The global medical equipment market is currently seeing steady growth, and further expansion is expected going forward. However, competition between companies in the market has become extremely fierce, and world class comprehensive medical equipment manufacturers that are the competitors of Hitachi Medical have expanded their business portfolios through M&A in recent years and have come to surpass Hitachi Medical in terms of factors, such as business size and financial strength. In these circumstances, although the diagnostic imaging equipment developed by Hitachi Medical has shown a certain degree of results in terms of sales in developed economies, further measures for business growth are required, such as moving into emerging economies and harmonization with adjacent fields such as IT and treatment equipment.

In order to respond to this, Hitachi Medical has taken action such as (a) improving profits for the medical equipment business and improving its business structure for greater profitability, and (b) accelerating the global shift and promoting overseas sales of medical equipment. Going forward, it is necessary to continue to focus on improving profitability and strengthening the business further, including through M&A and other strategies. Hitachi Medical seeks to expand its overseas revenue ratio from 35% in fiscal year 2012 to the 45% target stated in its mid-term management plan by fiscal year 2015.

Against this background, and on the occasion of a proposal from Hitachi around early October 2013, Hitachi appointed Nomura Securities Co., Ltd. (“Nomura Securities”) as a financial advisor and as a third party valuation institution independent from Hitachi and Hitachi Medical, and Mori Hamada & Matsumoto as a legal advisor, and Hitachi Medical appointed Daiwa Securities, Co., Ltd. (“Daiwa Securities”) as a financial advisor and as a third party valuation institution independent from Hitachi and Hitachi Medical, and Nakamura, Tsunoda & Matsumoto as a legal advisor, and Hitachi and Hitachi Medical have over multiple occasions discussed and considered various measures aimed at further increasing the corporate value of both companies.

As a result, Hitachi reached the conclusion that by making Hitachi Medical a wholly-owned subsidiary of Hitachi, Hitachi Medical would be able to build a more stable capital relationship with Hitachi and conduct business management in an integrated manner with the healthcare-related businesses of Hitachi’s in-house companies, and that it would improve the corporate value of Hitachi Medical and that of Hitachi Group. Accordingly, Hitachi decided to conduct the Tender Offer to make Hitachi Medical a wholly-owned subsidiary of Hitachi.

By making Hitachi Medical a wholly-owned subsidiary, Hitachi believes that it will be able to implement various collaborations between Hitachi Medical and the healthcare-related businesses of the Hitachi Group. In sales investment and research and development investment, making Hitachi Medical a wholly-owned subsidiary of Hitachi will allow Hitachi Medical and Hitachi to seamlessly conduct strategic investment of a greater scale and make decisions more rapidly, which are important in the global medical equipment market given the abovementioned fierce competition between companies and the existence of competitors who substantially surpass Hitachi Medical in terms of factors such as business size and financial strength. Making Hitachi Medical a wholly-owned subsidiary of Hitachi will also enable Hitachi Medical and Hitachi to share resources pertaining to the healthcare business (such as human capital, funds, and know-how) and to strive for more flexible and strategic business management. The specific details are as follows:

(i)	Hitachi will be able to pursue the “Social Innovation Business”—the content of which is “realizing innovations by providing solutions that combine products, services, and highly sophisticated IT (cloud)”—in the healthcare sector by unifying customer solutions in the healthcare-related businesses of both companies, such as in development, sales and marketing, as well as by combining the products of Hitachi Medical, which is a medical equipment manufacturer that serves as the nucleus of the Hitachi Group healthcare sector, with the healthcare-related businesses of the Hitachi Group. For instance, in the radiation therapy field, Hitachi Medical has offered its customers the X-ray equipment that is sold by Hitachi Medical and Hitachi has offered its customers the proton beam therapy equipment that is sold by Hitachi. Hitachi expects that solution proposal capabilities will be strengthened by seeking to unify customer solutions, and by enabling the companies to offer the optimum treatment equipment suited to customer needs.

(ii)	Hitachi Medical expects to strengthen its research and development capabilities through increased collaboration with Hitachi’s research institutes and strengthen its cost competitiveness in a way that further utilizes the procurement capabilities of the Hitachi Group, as well as increase sales of Hitachi Medical’s diagnostic imaging equipment overseas through collaboration with hospital-oriented services and finance provided by the Hitachi Group, and by expanding and enhancing sales bases in emerging economies by utilizing Hitachi’s local subsidiaries. Hitachi also believes that the investment implementation capabilities of Hitachi Medical will be strengthened, which would place it on a more equal footing against its competitors. Further, Hitachi believes that Hitachi Medical would be able to speedily resolve the challenges of harmonization with adjacent fields such as IT and treatment equipment (such as, for instance, collaboration between the medical information systems and diagnostic imaging equipment of Hitachi Medical and the storage systems and cloud-based services that store and manage images provided by Hitachi, or the provision of systems integrating diagnosis and treatment through the combination of the diagnostic imaging equipment of Hitachi Medical and the proton beam therapy equipment developed by Hitachi) by Hitachi Medical operating its business in an integrated manner with the healthcare-related businesses of Hitachi’s in-house companies.

After making Hitachi Medical a wholly-owned subsidiary, Hitachi plans to operate the business of Hitachi Medical and the healthcare-related businesses of Hitachi’s in-house companies in an integrated manner, while also formulating and implementing optimal business strategies. Although the specific methods are to be considered going forward, in doing so Hitachi will aim to strengthen the business of Hitachi Medical upon giving attention to management that fully utilizes the characteristics of the business of Hitachi Medical and the superior points of its operations and structure. Hitachi has decided that it will newly establish a Healthcare Group and Healthcare Company by reorganizing and integrating the healthcare business structure of Hitachi Group as of April 1, 2014 as stated in “Hitachi Announces Establishment of Health Care Group and Health Care Company” announced by Hitachi on its website on February 4, 2014.

Hitachi Medical has decided to change its Representative Executive Officer and President and CEO as of April 1, 2014 as stated in “Announcement of Change of Representative Executive Officer and President and CEO” announced by Hitachi Medical as of February 4, 2014, and Hitachi’s policy in principle will be to respect the existing management structure regarding the management structure of Hitachi Medical after making Hitachi Medical a wholly-owned subsidiary of Hitachi.

2.	Summary of the Share Exchange

(1) Schedule of the Share Exchange

Conclusion of the Share Exchange Agreement (both companies):	Thursday, February 6, 2014

Final trading date (Hitachi Medical):	Tuesday, February 25, 2014 (scheduled)

Delisting date (Hitachi Medical):	Wednesday, February 26, 2014 (scheduled)

Scheduled date (effective date) of the Share Exchange:	Saturday, March 1, 2014 (scheduled)

(Note)	Both companies plan to implement the Share Exchange without obtaining approval by resolution of a General Meeting of Shareholders, with Hitachi using a simplified share exchange (kani kabushiki kokan) procedure pursuant to Article 796, Paragraph 3 of the Companies Act of Japan, and Hitachi Medical using a short-form share exchange (ryakushiki kabushiki kokan) procedure pursuant to Article 784, Paragraph 1 of the Companies Act of Japan.

(2) Method of the Share Exchange

This is a share exchange by which Hitachi will become a wholly-owning parent company of Hitachi Medical and Hitachi Medical will become a wholly-owned subsidiary of Hitachi.

(3) Details of the Allotment Related to the Share Exchange

Company name	Hitachi, Ltd. (wholly-owning parent company)	Hitachi Medical Corporation (wholly-owned subsidiary)
Allotment related to the Share Exchange	1	2.187
Number of shares to be delivered under the Share Exchange	Common stock: 4,758,566 shares (tentative)

(Note 1)	Allotment ratio of shares

Hitachi will allot 2.187 shares of Hitachi for each share of Hitachi Medical. However, Hitachi Medical shares owned by Hitachi as of the Record Time stated in Note 2 below (the number of the Hitachi Medical shares owned by Hitachi as of today is 36,941,083) are not subject to the allotment in the Share Exchange.

(Note 2)	The number of shares to be delivered in the Share Exchange

Upon the Share Exchange, Hitachi will deliver to shareholders of Hitachi Medical (exclusive of Hitachi) as of the time (the “Record Time”) immediately before Hitachi acquires all of the issued shares of Hitachi Medical (exclusive of Hitachi Medical shares owned by Hitachi) through the Share Exchange, the number of Hitachi shares calculated by multiplying the total number of Hitachi Medical shares owned by the relevant shareholders by 2.187, in exchange for Hitachi Medical shares owned by the shareholders. Hitachi will use its treasury shares (including shares it will acquire as described in its news release “Hitachi to Repurchase its Own Shares” dated February 4, 2014) for all of the Hitachi shares to be delivered in the Share Exchange.

Hitachi Medical will, at the meeting of its board of directors to be held no later than the day immediately preceding the effective date of the Share Exchange, resolve to cancel at the Record Time all of its treasury shares by the Record Time (including treasury shares acquired as a result of a demand to purchase shares by any dissenting shareholders in accordance with Article 785 Paragraph 1 of the Companies Act of Japan exercised with respect to the Share Exchange). The number of shares of common stock above (4,758,566 shares) assumes that such cancellation will be made. In addition, the number of shares of common stock above (4,758,566 shares) might be changed in the future, including as a result of the acquisition of treasury shares of Hitachi Medical.

(Note 3)	Handling of shares representing less than one unit

Each shareholder who comes to own shares of Hitachi representing less than one unit as a result of the Share Exchange may take the following procedures with respect to the Hitachi shares.

Please note that shares representing less than one unit cannot be sold on financial instruments exchange markets.

(i)	Additional purchase system for shares representing less than one unit (additional purchase to reach 1,000 shares):

Each shareholder owning shares representing less than one unit of Hitachi may additionally purchase Hitachi shares, the number of which, together with the number of the shares representing less than one unit owned by that shareholder, will amount to one unit (1,000 shares).

(ii)	Purchase system for shares representing less than one unit (sale of shares representing less than one unit):

Each shareholder owning shares representing less than one unit of Hitachi may request Hitachi to purchase those shares representing less than one unit owned by that shareholder.

(Note 4)	Handling of fractions less than one share

If a fractional number less than one share arises in the number of shares to be delivered through the Share Exchange, Hitachi will deliver an amount of money in proportion to the fractions attributed to each shareholder in accordance with Article 234 of the Companies Act of Japan and other applicable laws and regulations.

(4) Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights upon the Share Exchange

Hitachi Medical does not have any outstanding issues of stock acquisition rights or bonds with stock acquisition rights.

3.	Basis for Calculation, etc. of the Allotment related to the Share Exchange

(1) Basis and Reason for Calculation of the Allotment

As described in “1. Purpose of Making Hitachi Medical a Wholly-Owned Subsidiary via the Share Exchange” above, on the occasion of a proposal from Hitachi around early October 2013, Hitachi appointed Nomura Securities as a financial advisor and as a third party valuation institution independent from Hitachi and Hitachi Medical, and Mori Hamada & Matsumoto as a legal advisor, and Hitachi Medical appointed Daiwa Securities as a financial advisor and as a third party valuation institution independent from Hitachi and Hitachi Medical, and Nakamura, Tsunoda & Matsumoto as a legal advisor, and Hitachi and Hitachi Medical have over multiple occasions discussed and considered various measures aimed at further increasing the corporate value of both companies.

As a result, Hitachi reached the conclusion that by making Hitachi Medical a wholly-owned subsidiary of Hitachi, Hitachi Medical would be able to build a more stable capital relationship with Hitachi and conduct business management in an integrated manner with the healthcare-related businesses of Hitachi’s in-house companies, and that it would improve the corporate value of Hitachi Medical and that of the Hitachi Group. Accordingly, Hitachi decided to conduct the Tender Offer to make Hitachi Medical a wholly-owned subsidiary of Hitachi.

In addition, as noted in the Tender Offer News Release, if, as of the record date after the account settlement of the Tender Offer (Hitachi Medical set December 31, 2013 as the record date), it is confirmed that the ownership ratio of U.S. shareholders does not exceed 10%, Hitachi intended to make Hitachi Medical its wholly-owned subsidiary via the Share Exchange. In that case, the value of shares of Hitachi Medical to be referred to when determining the consideration to be delivered to the shareholders of Hitachi Medical through the Share Exchange (that is, shares of Hitachi; however, if any fraction less than one share of Hitachi is allocated, an amount of money in proportion to the fraction will be delivered pursuant to the procedures provided in Article 234 of the Companies Act of Japan and other applicable laws and regulations) will be the same price as the purchase price for the Hitachi Medical shares in the Tender Offer (¥1,800 per share).

As noted in the Scheme Determination News Release, as of the record date, it was confirmed that the ownership ratio of U.S. shareholders did not exceed 10%, Hitachi and Hitachi Medical have determined that Hitachi Medical will be made a wholly-owned subsidiary of Hitachi via the Share Exchange.

As described in the Tender Offer News Release, the value of shares of Hitachi Medical will be the same price as the purchase price for the Hitachi Medical shares in the Tender Offer. Regarding the share exchange ratio in the Share Exchange and other matters, Hitachi and Hitachi Medical have given careful consideration by reference to the valuation results of the share exchange ratio in the Share Exchange provided by their respective third-party valuation institutions, and Hitachi and Hitachi Medical also have conducted negotiations and discussions taking into consideration the various conditions and results of the Tender Offer, the market price of Hitachi shares, and various other factors.

Consequently, as described in “(4) Measures to Ensure Fairness” below, Hitachi carefully considered the share exchange ratio taking into account the share exchange ratio valuation report received on February 6, 2014 from Nomura Securities as a third party valuation institution and advice from Mori Hamada & Matsumoto as a legal advisor that does not have any interest in either Hitachi or Hitachi Medical, and as a result determined that the share exchange ratio set out in “2.(3) Details of the Allotment Related to the Share Exchange” above is appropriate and is not prejudicial to the shareholders of Hitachi and Hitachi Medical. Therefore, Hitachi has determined to implement the Share Exchange at the share exchange ratio set out in “2.(3) Details of the Allotment Related to the Share Exchange” above. In calculating the share exchange ratio, Hitachi has determined it is appropriate to appraise (a) common shares of Hitachi by referring to the closing price of Hitachi shares on the record date which was set as February 5, 2014 on the same date as the preceding business day of the contract date of the Share Exchange Agreement and the simple average closing prices over the one-week, one-month, three-month, and six-month periods prior to the record date and (b) the common shares of Hitachi Medical on the basis that the value per share of common shares of Hitachi Medical is the same price as the purchase price for the Hitachi Medical shares in the Tender Offer (¥1,800 per share) in order to ensure fairness between the shareholders of Hitachi Medical who tendered their shares in the Tender Offer and those who did not.

On the other hand, as described in “(4) Measures to Ensure Fairness” and “(5) Measures to Avoid Conflicts of Interest” below, Hitachi Medical carefully discussed and considered the various conditions of the Share Exchange for the purpose of Hitachi making Hitachi Medical its wholly-owned subsidiary, taking into account the share exchange ratio valuation report received on February 5, 2014 from Daiwa Securities as a third party valuation institution, advice from Nakamura, Tsunoda & Matsumoto as a legal advisor that does not have any interest in either Hitachi or Hitachi Medical, the written opinion received on February 5, 2014 from Nakamura, Tsunoda & Matsumoto to the effect that the Share Exchange is not deemed to be disadvantageous for the minority shareholders of Hitachi Medical and other related materials, and desirability to ensure fairness between the shareholders of Hitachi Medical who tendered their shares in the Tender Offer and those who did not. As a result, Hitachi Medical determined that the share exchange ratio set out in “2.(3) Details of the Allotment Related to the Share Exchange” above is not disadvantageous for the minority shareholders of Hitachi Medical, because the share exchange ratio is reasonable in light of the share exchange ratio valuation report provided by Daiwa Securities on February 5, 2014. Therefore, as described in “(5)(A) Approval of All of the Disinterested Directors” below, Hitachi Medical decided to implement the Share Exchange at the share exchange ratio set out in “2.(3) Details of the Allotment Related to the Share Exchange” above.

Note that the calculation results of the share exchange ratio above provided by third party valuation institutions do not constitute an opinion on the fairness of the share exchange ratios in the Share Exchange.

Hitachi and Hitachi Medical might change the share exchange ratio upon mutual consultation and agreement if there is a material change in any of the conditions that form the basis of valuation.

(2) Matters Relating to Valuation

(A) Names of Valuation Institutions and Relationships with Listed Companies

Both Nomura Securities and Daiwa Securities are independent from Hitachi and Hitachi Medical, are not a related party thereof, and do not have any material interest therewith.

(B) Outline of Valuation

In order to ensure fairness and appropriateness of the share exchange ratio in the Share Exchange, Hitachi and Hitachi Medical decided to separately request their respective independent third party valuation institutions to calculate the share exchange ratio, and Hitachi appointed Nomura Securities and Hitachi Medical appointed Daiwa Securities as their respective third party valuation institutions.

Nomura Securities analyzed the facts, conditions, result, and other factors of the Tender Offer implemented prior to the Share Exchange, and conducted the valuation of the shares of Hitachi by employing the average market price method (the record date was set as February 5, 2014, and based on the closing price of Hitachi shares quoted on the First Section of the Tokyo Stock Exchange on the record date and the simple average closing prices over the one-week, one-month, three-month, and six-month periods prior to the record date), because Hitachi is a company listed on a financial instrument exchange market and the market price of Hitachi shares is available.

Nomura Securities conducted the valuation of the shares of Hitachi Medical by employing (i) the average market price method (the record date was set as February 5, 2014, and based on the closing price of Hitachi Medical shares quoted on the First Section of the Tokyo Stock Exchange on the record date and the simple average closing prices over the one-week, one-month, three-month, and six-month periods prior to the record date), because Hitachi Medical is a company listed on a financial instrument exchange market and the market price of Hitachi Medical shares is available, (ii) the comparable companies method, because there are multiple listed companies that are similar to and comparable with Hitachi Medical and it is therefore possible to infer the share value of Hitachi Medical, and (iii) the discounted cash flow, or DCF, method in order to reflect the state of future business activities in the valuation.

The appraisal ranges when the valuation of the per share of Hitachi is set at 1 are as follows:

Method adopted	Calculation results of share exchange ratio
Average market price method	2.145 — 2.323
Comparable companies method	1.583 — 3.221
DCF method	1.788 — 3.126

In calculating the share exchange ratio, Nomura Securities used the information provided by Hitachi and Hitachi Medical, publicly available information, and the like, and assumed that such materials, information, or the like are entirely accurate and complete. Nomura Securities has not independently verified the accuracy or completeness thereof. In addition, Nomura Securities has not independently evaluated, appraised, or assessed the relevant assets or liabilities (including contingent liabilities) of Hitachi, Hitachi Medical, or any of their affiliates (including analysis or evaluation of individual assets or liabilities), nor has it requested such appraisal or assessment from a third party institution. The share exchange ratio calculated by Nomura Securities reflects the information and economic conditions as of February 5, 2014, and Nomura Securities assumes that the financial forecasts of Hitachi and Hitachi Medical were reasonably considered or prepared based on their best estimates and judgments available at this time.

Please note that Hitachi Medical’s business plan on which the DCF method was based contains fiscal years showing significant increases in profit compared with their respective previous fiscal years. This is mainly because Hitachi Medical expects increases in earnings and profit as a result of sales expansion in foreign markets such as those in China and the United States.

On the other hand, Daiwa Securities analyzed the facts, conditions, result, and other factors of the Tender Offer implemented prior to the Share Exchange, and conducted the valuation of the shares of Hitachi by employing the average market price method (the record date was set as February 5, 2014, and based on the closing price of Hitachi shares quoted on the First Section of the Tokyo Stock Exchange on the record date, the simple average closing price for the last one-month period from January 6, 2014 to the record date, the simple average closing price for the last three-month period from November 6, 2013 to the record date, and the simple average closing price for the last six-month period from August 6, 2013 to the record date), because Hitachi is a company listed on a financial instrument exchange market and the market price of Hitachi shares is available.

Daiwa Securities conducted the valuation of the shares of Hitachi Medical by employing the purchase price in the Tender Offer (¥1,800 per share) as the share value of Hitachi Medical, because no event that could materially affect the share value of Hitachi Medical has occurred since the purchase price in the Tender Offer was calculated.

The valuation result (calculation result of the share exchange ratio) based on the aforementioned calculation, assuming that the value of one share of Hitachi is 1, is a range of 2.187 to 2.576.

In calculating the share exchange ratio, Daiwa Securities used the information provided by Hitachi and Hitachi Medical, publicly available information, and the like, and assumed that such materials, information, or the like are entirely accurate and complete. Daiwa Securities has not independently verified the accuracy or completeness thereof. In addition, Daiwa Securities has not independently evaluated, appraised, or assessed the relevant assets or liabilities (including contingent liabilities) of Hitachi, Hitachi Medical, or any of their affiliates (including analysis or evaluation of individual assets or liabilities), nor has it requested such appraisal or assessment from a third party institution. The share exchange ratio calculated by Daiwa Securities reflects the information and economic conditions as of February 5, 2014, and Daiwa Securities assumes that the financial forecasts of Hitachi and Hitachi Medical were reasonably considered or prepared based on their best estimates and judgments available at this time.

(3) Likelihood of and Reason for Delisting of Shares

Hitachi Medical will become a wholly-owned subsidiary of Hitachi as of the effective date of the Share Exchange (March 1, 2014 (scheduled)). Hitachi Medical shares will be delisted on February 26, 2014 (the final trading date will be February 25, 2014). Trading of Hitachi Medical shares will become unavailable on the Tokyo Stock Exchange after the delisting.

Following the delisting of Hitachi Medical shares, Hitachi shares, which are the shares to be allotted to the shareholders of Hitachi Medical (exclusive of Hitachi) in the Share Exchange, will continue to be listed on the Tokyo Stock Exchange and Nagoya Stock Exchange, Inc. and can be traded on financial instruments exchange markets on and after the effective date of the Share Exchange. We therefore believe that the shareholders of Hitachi Medical who respectively own at least 458 shares of Hitachi Medical and will receive an allotment of at least 1,000 shares of Hitachi (the trading unit of Hitachi shares) in the Share Exchange will continue to enjoy liquidity in their shares.

On the other hand, the shareholders of Hitachi Medical who respectively own less than 458 shares of Hitachi Medical will receive an allotment of less than 1,000 shares of Hitachi (the trading unit of Hitachi shares) in the Share Exchange. Shares of Hitachi representing less than one unit cannot be sold at a financial instruments exchange market, but any shareholder who comes to own shares of Hitachi representing less than one unit may request Hitachi to purchase the shares representing less than one unit owned by that shareholder. Such a shareholder may also top up their Hitachi shares by the number which, together with the number of the shares representing less than one unit owned by that shareholder, will amount to one unit (1,000 shares). Please refer to “2.(3)(Note 3) Handling of shares representing less than one unit” above for the handling of such shares representing less than one unit. In addition, please refer to “2.(3)(Note 4) Handling of fractions less than one share” above for the handling of a fractional number less than one share arising as a result of the Share Exchange.

The purpose of making Hitachi Medical a wholly-owned subsidiary of Hitachi via the Share Exchange is as described in “1. Purpose of Making Hitachi Medical a Wholly-Owned Subsidiary via the Share Exchange” above and is not the delisting of Hitachi Medical shares itself.

(4) Measures to Ensure Fairness

As Hitachi owns 93.43% of the total number of issued shares of Hitachi Medical as of today, in order to ensure the fairness and appropriateness of the share exchange ratio in the Share Exchange, Hitachi and Hitachi Medical have implemented the following measures.

(A)	Obtainment of Valuation Report From a Third-Party Valuation Institution

Hitachi has selected Nomura Securities which is a third-party valuation institution independent from Hitachi and Hitachi Medical in order to ensure fairness and appropriateness of the share exchange ratio in the Share Exchange and has obtained a share exchange ratio valuation report from Nomura Securities as of February 6, 2014. Please refer to “(2) Matters Relating to Valuation” for an outline of the valuation report.

Hitachi has not obtained an opinion for evaluation of the fairness of the share exchange ratio in the Share Exchange (a so-called “fairness opinion”) from Nomura Securities.

On the other hand, Hitachi Medical has selected Daiwa Securities which is a third-party valuation institution independent from Hitachi and Hitachi Medical in order to ensure fairness and appropriateness of the share exchange ratio in the Share Exchange and has obtained a share exchange ratio valuation report from Daiwa Securities as of February 5, 2014. Please refer to “(2) Matters Relating to Valuation” for an outline of the valuation report.

Hitachi Medical has not obtained a fairness opinion regarding the share exchange ratio in the Share Exchange from Daiwa Securities.

(B)	Advice from Independent Legal Counsel

Hitachi has selected Mori Hamada & Matsumoto as a legal advisor for the Share Exchange, and obtained legal advice with respect to procedures for the Share Exchange. Mori Hamada & Matsumoto has no material interest in Hitachi or Hitachi Medical.

On the other hand, Hitachi Medical has selected Nakamura, Tsunoda & Matsumoto as a legal advisor for the Share Exchange, and obtained legal advice with respect to procedures for the Share Exchange and the method and process of decision making of Hitachi Medical’s board of directors. Nakamura, Tsunoda & Matsumoto has no material interest in Hitachi or Hitachi Medical.

(5) Measures to Avoid Conflicts of Interest

As Hitachi owns 93.43% of the total number of issued shares of Hitachi Medical as of today, in order to avoid conflicts of interest between Hitachi Medical, Hitachi Medical has implemented the following measures.

(A)	Approval of All of the Disinterested Directors

Among Hitachi Medical’s directors, Mr. Shigeru Azuhata and Mr. Kazuhiro Kurihara who concurrently serve as executive officers of Hitachi have never, from a perspective of avoiding conflicts of interest, discussed or negotiated with Hitachi as directors of Hitachi Medical or participated in any discussion or resolution of agenda items on the Share Exchange at any Hitachi Medical board of directors meeting. In addition, among Hitachi Medical’s directors, Mr. Masahiro Kitano is to assume the office of Senior Vice President and Executive Officer of Hitachi as of April 1, 2014 as stated in “Hitachi Announces Organization Changes and Executive Changes” announced by Hitachi on February 4, 2014 and “Announcement of Change of Representative Executive Officer and President and CEO” announced by Hitachi Medical on February 4, 2014, and therefore, in order to eliminate the possibility that any doubts will arise regarding conflicts of interest, Mr. Kitano has not participated in any discussion or resolution of agenda items on the Share Exchange at the Hitachi Medical board of directors meeting held today.

At the Hitachi Medical board of directors meeting held today, all directors (except for Messrs. Kitano, Azuhata and Kurihara) were present at the meeting, and adopted a resolution, by unanimous consent, to conclude the Share Exchange Agreement.

(B)	Outline of Opinion Obtained from a Party Who Has No Interest in the Controlling Shareholder Regarding the Matter That the Transaction Does Not Harm the Minority Shareholders

Hitachi Medical has selected Nakamura, Tsunoda & Matsumoto as a legal advisor of Hitachi Medical that is independent from Hitachi and Hitachi Medical, and as stated in “1. (3) (D) Obtainment of an opinion from a party who has no interest in the controlling shareholder regarding the matter that the decision by a listed company does not harm the minority shareholders” of the Tender Offer News Release, has obtained from Nakamura, Tsunoda & Matsumoto a written opinion dated November 12, 2013 to the effect that (i) the series of transactions conducted by Hitachi (including the Tender Offer) to acquire all the issued shares of Hitachi Medical will contribute to increase Hitachi Medical’s corporate value, and (ii) it does not deem the Tender Offer disadvantageous to the minority shareholders of Hitachi Medical.

In examining the Share Exchange, Hitachi Medical also consulted with Nakamura, Tsunoda & Matsumoto as to whether the Share Exchange is disadvantageous to the minority shareholders of Hitachi Medical.

Nakamura, Tsunoda & Matsumoto carefully considered the matters for consultation above, and as a result, Hitachi Medical has obtained from Nakamura, Tsunoda & Matsumoto a written opinion dated February 5, 2014 to the effect that it does not deem the Share Exchange disadvantageous to the minority shareholders of Hitachi Medical ,taking into consideration factors including (i) the share exchange ratio in the Share Exchange is not recognized as disadvantageous for the minority shareholders of Hitachi Medical in comparison with the calculation results of the share exchange ratio in the Share Exchange obtained from Daiwa Securities, (ii) the method of determining the share value of Hitachi and Hitachi Medical for purposes of establishing the share exchange ratio is not particularly recognized as unreasonable, and (iii) Hitachi Medical has implemented reasonable measures to avoid conflicts of interest and to ensure the fairness of the Share Exchange.

4.	Outline of Parties of Share Exchange (Note 1)

		Wholly-owning parent company in the Share Exchange	Wholly-owned subsidiary company in the Share Exchange

(1)	Name	Hitachi, Ltd.	Hitachi Medical Corporation

(2)	Address	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo	4-14-1 Soto-Kanda, Chiyoda-ku, Tokyo

(3)	Name and title of representative	Hiroaki Nakanishi, President	Masahiro Kitano, President and Chief Executive Officer

(4)	Description of business	Development, production and sale of products and the provision of services across the following 10 segments: the Information & Telecommunication Systems, Power Systems, Social Infrastructure & Industrial Systems, Electronic Systems & Equipment, Construction Machinery, High Functional Materials & Components, Automotive Systems, Digital Media & Consumer Products, Others (logistics, services and others), and Financial Services	Development, manufacturing, sales and installment of, and maintenance services for, medical equipment, medical information systems, general purpose analyzers, and medical analyzers.

(5)	Stated capital	458,790 million yen (as of today)	13,884 million yen (as of today)

(6)	Date of incorporation	February 1, 1920	May 9, 1949

(7)	Number of issued shares	4,833,463,387 shares (as of today)	39,540,000 shares (as of today)

(8)	Accounting period	Last day of March	Last day of March

(9)	Number of employees	(Consolidated) 331,781 employees	(Consolidated) 5,346 employees

(10)	Main customers	Domestic and overseas private enterprises and public agencies	Domestic and overseas national, public and private hospitals, clinics, enterprises

(11)	Main banks	Mizuho Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd.	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Bank, Ltd.

(12)	Major shareholders and shareholding ratios (Note 2)

The Master Trust Bank of Japan, Ltd. (Trust Account)                                                    6.35%

Japan Trustee Services Bank, Ltd. (Trust

Account)                                                    5.29%

Hitachi Employees’ Shareholding Association                                                                    2.39%

Japan Trustee Services Bank, Ltd. (Trust Account 9)                                                 2.19%

Nippon Life Insurance Company

                                                                  1.98%

Hitachi, Ltd. 93.43% Atsuko Aoyama 0.48% Japan Trustee Services Bank, Ltd. 0.39% The Master Trust Bank of Japan, Ltd. 0.30% Nippon Life Insurance Company 0.11% (as of December 31, 2013)

(13)	Relationship between parties

	Capital relationship	As of today, Hitachi owns 36,941,083 shares, which is equivalent to 93.43% of the total number of issued shares of Hitachi Medical.

	Personnel relationship	As of September 30, 2013, two of Hitachi Medical’s directors also serve as executive officers of Hitachi. Hitachi has 27 employees of Hitachi seconded to Hitachi Medical.

	Business relationship	Hitachi has a business relationship with Hitachi Medical including loans and borrowings through the Hitachi Group pooling system. Other business relationships include Hitachi Medical selling medical equipment to hospitals that belong to Hitachi and Hitachi Medical outsourcing a part of its research and development to Hitachi.

	Status as related party	Hitachi Medical is a consolidated subsidiary of Hitachi, and therefore, Hitachi Medical is a related party.

(14)	Financial conditions and business results for the immediately preceding three years (Note 3)

Fiscal years ended March 31	Hitachi, Ltd. (Consolidated, U.S. GAAP)			Hitachi Medical Corporation (Consolidated, J-GAAP)
	2011	2012	2013	2011	2012	2013
Net assets	2,441,389	2,773,995	3,179,287	71,901	73,260	75,030
Total assets	9,185,629	9,418,526	9,809,230	151,947	160,786	158,028
Net assets per share (Note 4) (yen)	318.73	382.26	431.13	1,817.13	1,857.15	1,899.67
Revenues	9,315,807	9,665,883	9,041,071	122,929	166,237	159,659
Operating income (Note 5)	444,508	412,280	422,028	2,798	4,271	1,068
Ordinary income (Note 6)	432,201	557,730	344,537	2,804	3,114	2,356
Net income (Note 7)	238,869	347,179	175,326	10,500	1,382	252
Net income per share (Note 7) (yen)	52.89	76.81	37.28	267.97	35.28	6.44
Dividends per share(yen)	8.00	8.00	10.00	10.00	10.00	10.00

Note 1	As of September 30, 2013, unless otherwise noted.
Note 2	Although Hitachi Medical owns 421,075 treasury shares (the ratio of shares owned to the total number of issued shares: 1.06%) as of December 31, 2013, Hitachi Medical is excluded from major shareholders.
Note 3	Figures provided are in units of one million yen, unless otherwise noted.
Note 4	Since Hitachi has adopted U.S. GAAP, this figure represents stockholders equity per share.
Note 5	“Operating income” of Hitachi is prepared in accordance with J-GAAP.
Note 6	Since Hitachi has adopted U.S. GAAP, this figure represents income before income taxes.
Note 7	Since Hitachi has adopted U.S. GAAP, this figure represents net income attributable to Hitachi, Ltd. stockholders and net income attributable to Hitachi, Ltd. stockholders per share.

5.	Status After Share Exchange

Wholly-owning parent company in Share Exchange
(1) Name	Hitachi, Ltd.

(2) Address	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo

(3) Name and title of representative	Hiroaki Nakanishi, President

(4) Description of business	Development, production and sale of products and the provision of services across the following 10 segments: the Information & Telecommunication Systems, Power Systems, Social Infrastructure & Industrial Systems, Electronic Systems & Equipment, Construction Machinery, High Functional Materials & Components, Automotive Systems, Digital Media & Consumer Products, Others (logistics, services and others), and Financial Services

(5) Stated capital	458,790 million yen

(6) Accounting period	Last day of March

(7) Net assets	Undetermined at present

(8) Total assets	Undetermined at present

6.	Outline of Accounting Method

It is anticipated that the Share Exchange will be treated as a transaction, etc. under common control that is a transaction with minority shareholders.

7.	Future Outlook

Hitachi has decided that it will newly establish a Healthcare Group and Healthcare Company by reorganizing and integrating the healthcare business structure of Hitachi Group as of April 1, 2014 as stated in “Hitachi Announces Establishment of Health Care Group and Health Care Company” announced by Hitachi on its website on February 4, 2014. Although Hitachi Medical has decided to change its Representative Executive Officer and President and CEO as of April 1, 2014 as stated in “Announcement of Change of Representative Executive Officer and President and CEO” announced by Hitachi Medical on February 4, 2014, and Hitachi’s policy in principle will be to respect the existing management structure regarding the management structure of Hitachi Medical after making Hitachi Medical a wholly-owned subsidiary of Hitachi.

The impact of the Share Exchange on the business results of Hitachi and Hitachi Medical is expected to be negligible.

8.	Matters Regarding Transaction, etc. with Controlling Shareholders

(1) Whether a Transaction, etc. with Controlling Shareholders and Status of Conformity with Policy regarding Measures to Protect Minority Shareholders

Hitachi is the controlling shareholder (parent company) of Hitachi Medical, and therefore, for Hitachi Medical, the Share Exchange corresponds to a transaction, etc. with controlling shareholder. Hitachi Medical, in its Corporate Governance Report dated June 20, 2013, states its “Policy regarding measures to protect minority shareholders when conducting transactions, etc. with controlling shareholders,” which is a policy to the effect that it fairly conducts transactions within the Hitachi Group including with Hitachi based on market prices.

With respect to the Share Exchange conducted by the controlling shareholder of Hitachi Medical, Hitachi and Hitachi Medical have implemented each measure stated in “3. (4) Measures to Ensure Fairness” and “3. (5) Measures to Avoid Conflicts of Interest” above, and Hitachi Medical considers that each measure implemented conforms with such policy.

(2) Matters Regarding Measures to Ensure Fairness and Measures to Avoid Conflicts of Interest

Please refer to “3. (4) Measures to Ensure Fairness” and “3. (5) Measures to Avoid Conflicts of Interest” above.

(3) Outline of Opinion Obtained from a Party Who Has No Interest in the Controlling Shareholder Regarding the Matter that Transaction Does Not Harm the Minority Shareholders

Please refer to “3.(5) (B) Outline of Opinion Obtained from a Party Who Has No Interest in the Controlling Shareholder Regarding the Matter That the Transaction Does Not Harm the Minority Shareholders” above.

(Reference)

Consolidated Business Forecasts for the Year Ending March 31, 2014 (announced on October 23, 2013) and Consolidated Operating Results for the Previous Fiscal Year

Hitachi (Consolidated Business Forecasts for the Year Ending March 31, 2014 is announced on February 4, 2014)

	(Millions of yen)
	Revenues	Operating Income	Income Before Income Taxes	Net Income Attributable to Hitachi, Ltd. Stockholders
Consolidated Business Forecasts for Fiscal 2013 (Year ending March 31, 2014)	9,400,000	510,000	445,000	215,000
Consolidated Operating Results for Fiscal 2012 (Year ended March 31, 2013)	9,041,071	422,028	344,537	175,326

Hitachi Medical (Consolidated Business Forecasts for the Year Ending March 31, 2014 is announced on January 28, 2014)

	(Millions of yen)
	Revenues	Operating income	Ordinary income	Net income
Consolidated Business Forecasts for Fiscal 2013 (Year ending March 31, 2014)	165,000	4,500	4,400	1,300
Consolidated Operating Results for Fiscal 2012 (Year ended March 31, 2013)	159,659	1,068	2,356	252

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investment in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations of the yen against other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Digital Media & Consumer Products segment;

•

uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technologies on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of, or cancellation of, long-term contracts for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•

fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum, synthetic resins, rare metals and rare-earth minerals, or shortages of materials, parts and components;

•	fluctuations in product demand and industry capacity;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials or shortages of materials, parts and components;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•	uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness;

•	uncertainty as to the success of cost reduction measures;

•

general socioeconomic and political conditions and the regulatory and trade environment of countries where Hitachi conducts business, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports and differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	the possibility of disruption of Hitachi’s operations by earthquakes, tsunamis or other natural disasters;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information or that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to evaluate its significant employee benefit-related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in other materials published by Hitachi.

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